CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

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75008 PARIS

RUE DE LA LOI 57
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CITY PLACE HOUSE
55 BASINGHALL STREET
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MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

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20121 MILAN

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115054 MOSCOW

BANK OF CHINA TOWER
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HONG KONG

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Writer's Direct Dial: (212) 225-2570

January 15, 2003

BY HAND

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release setting forth and discussing the designation of Mr. Jaime Guardiola Romojaro as Chief Executive Officer of GFBB, dated January 9, 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime El Koury

dlw 2/4

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER (GFBB)

(Mexico City, January 9, 2003) The Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) has designated Mr. Vitalino M. Nafría Aznar as General Director of Banking in the Americas, responsible for operations in Mexico as well as other BBVA operations in Latin America.

Due to the above, the designation of Mr. Jaime Guardiola Romojaro as the new Chief Executive Officer of GFBB to substitute Mr. Nafría will be submitted for approval to the Board of Directors of GFBB.

Mr. Jaime Guardiola is currently the Chief Executive Officer of BBVA Banco Frances in Argentina and has had a 23-year career in BBVA.

CONTACTS
Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax. (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER (GFBB)

(México D.F., 9 de enero de 2003) GFBB informa que el Consejo de Administración del Banco Bilbao Vizcaya Argentaria (BBVA) ha designado al Sr. Vitalino M. Nafría Aznar como Director General de Banca en América, con responsabilidad sobre México y los demás países latinoamericanos en que el Grupo BBVA mantiene presencia.

Derivado de este nombramiento, se pretende someter a la consideración del Consejo de Administración de GFBB la designación del Sr. Jaime Guardiola Romojaro como nuevo Director General en sustitución del Sr. Nafría.

El Sr. Jaime Guardiola es actualmente Consejero Delegado de BBVA Banco Francés en Argentina y tiene una trayectoria de 23 años en el Grupo BBVA

CONTACTOS
Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com